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ANNUAL AUD... ...RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1072 South De Anza Blvd. Suite A 205
(No. and Street)

San Jose	CA	95129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Ho 1-408-996-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

25 E Lake St Suite 303,	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Ho / AKA Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Weiming Ho 2/26/20

Signature

President

Title

See Attached Certificate YC 02/26/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Santa Clara)

Subscribed and sworn to (or affirmed) before me on this 26th day

of February, 20 20, by WEIMING HO

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

YOUNG CHOI
COMM. #2289893
Notary Public - California
Santa Clara County
My Comm. Expires May 25, 2023
NR01

(Seal)

Signature [signature]

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

Annual Audited Report, Form X-17A-5, Part III

containing ____ pages, and dated 02/26/2020.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ____ Entry # ____

Notary contact: ____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ____

Integral Financial, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents

Integral Financial, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Integral Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Integral Financial LLC as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Integral Financial LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integral Financial LLC's management. Our responsibility is to express an opinion on Integral Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Integral Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Integral Financial, LLC's financial statements. The supplemental information is the responsibility of Integral Financial LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Integral Financial LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2020

Integral Financial, LLC

Financial Statements

For the Year-ended December 31, 2019

Integral Financial, LLC
Statement of Financial Condition
As of December 31, 2019

Assets	
Cash and Cash Equivalents	$244,010
Deposit with Clearing Organization	$ 57,106
The Investments, at fair value	
Due from Broker	$104,564
Investments in securities, at fair value (cost $260,245)	$214,970
Automobile, Equipment, Furniture & Fixture, net	$ 76,525
Prepaid Expenses	$ 15,148
Rent Security Deposit	$ 9,055
Total Assets	$721,378
Liabilities and Shareholders' Equity	
Accounts Payable	$ 3,386
Total Liabilities	$ 3,386
Shareholders' Equity	
Capital Stock	$100,000
Shareholders' Account	$141,575
Retained Earnings	$476,417
Total Shareholders' Equity	$717,992
Total Liabilities and Shareholders' Equity	$721,378

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Comprehensive Income
For the Year-Ended December 31, 2019

Revenues	
Commission Income	$2,324,885
Interest Income	$ 8,660
Sale of Investments (Available for sale)	$ 97,000
Other Income	$ 6,894
Total Revenues	$2,437,439
Expenses	
Employee Compensation & Benefits	$1,577,734
Occupancy & Equipment Expenses	$ 229,631
Other Operating Expenses	$ 11,188
Professional Service Fees	$ 131,698
Regulatory Fees	$ 14,895
Technology / Communications Costs	$ 22,977
Travel & Entertainment Expenses	$ 52,545
Total Expenses	$2,040,668
Income Before Tax Provision	$ 396,771
State Income Tax Provision	($ 14,684)
Net Income	$ 382,087
Other Comprehensive Income	
Unrealized Loss on Investments (Available for sale)	($ 61,674)
Total Comprehensive Income	$ 320,413

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2019

Cash flow from Operating Activities:	
Net Income	$382,087
Accounts Payable	(1,054)
Depreciation Expenses	35,082
Loss – Disposition of Assets	2,616
Prepaid Expenses	(390)
Net Cash provided by Operating Activities	$418,341
Cash flow from Investing Activities:	
Purchases of Investments	($354,436)
Sales of Investments	218,000
Net Cash used in Investing Activities	($136,436)
Cash flow from Financing Activities:	
Shareholders' Contribution	$ 0
Shareholders' Distribution	($200,000)
Net Cash used in Financing Activities	($200,000)

Net increase in cash	$ 81,905
Cash at the beginning of year	$162,105
Cash at the end of year	$244,010

Supplemental Disclosures of Cash Flow Information:

Interest Paid During the Fiscal Year	$ 0
Income Taxes Paid during the Fiscal Year	$ 14,684
Income Taxes Refunded during the Fiscal Year	$ 0

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Shareholders' Equity
For the Year-Ended December 31, 2019

	Capital Stock	Shareholders' Account	Retained Earnings	Total
Balance, December 31, 2018	$100,000	$141,575	$356,004	$597,579
Comprehensive Income	-	-	320,413	320,413
Contribution	-	-	-	-
Distribution	-	-	(200,000)	(200,000)
Balance, December 31, 2019	$100,000	$141,575	$476,417	$717,992

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Condensed Schedule of Investments
For the Year-Ended December 31, 2019

Symbol	Qty	Description	Maturity Date	Cost	Fair Value
.06741UKE3	30,000	BARCLAYS BANK PLC SERIES MTN 12% 10/10/2029 FLOATING RATE BOOK ENTRY ONLY	10/10/2029	$ 23,100	$ 23,460
.17324CKW5	80,000	CITIGROUP GLOBAL MARKETS SER MTN 12% 7/30/2037 FLOATING RATE BOOK ENTRY ONLY	7/30/2037	$ 80,000	$ 72,224
.48126XE84	30,000	JP MORGAN CHASE BK NA COLUMBUS OH 9% 3/31/2032 CERTIFICATE OF DEPOSIT FDIC #628	3/31/2032	$ 30,000	$ 24,924
.61760QEP5	44,000	MORGAN STANLEY SERIES MTN 11% 8/29/2034 FLOATING RATE PAYS MONTHLY	8/29/2034	$ 35,640	$ 27,610
.61760QEV2	30,000	MORGAN STANLEY FLOATING RATE 0.75% 9/30/2034 SERIES GMTN BOOK ENTRY ONLY	9/30/2034	$ 24,675	$ 19,425
.61766YBX8	51,000	MORGAN STANLEY FIN LLC 16% 9/29/2037 BOOK ENTRY ONLY	9/29/2037	$ 51,000	$ 33,724
.65539ABL3	20,000	NOMURA AMERICA FINANCE SER MTN 0% 12/24/2034 FLOATING RATE BOOK ENTRY ONLY	12/24/2034	$ 15,830	$ 13,603
		Total Cost $260,245	Total Fair Value $214,970		

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by Integral Financial, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integral Financial, LLC (the "Company") was organized in the State of the California on February 8, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has offices in Fremont and San Francisco, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities, Consulting Income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 2,500 clients with majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Under such an election, the Company's federal taxable income is reported by the individual shareholders. The Corporation reports its state taxable income to the State of California and pays a franchise tax on that income. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2019, the Company's federal and state tax returns generally remain open for the last three years.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The Company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities. The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2019, the Company had an unrealized loss on an investments available for sale of $61,674. This is noted on the Statement of Comprehensive Income as an unrealized loss and is part of the investments available for sale on the balance sheet.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $598,092 which was $593,092 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.57%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE D – RENT

The Company leases office spaces under a noncancelable operating leases which expire in 2020. Minimum rental payment for the next year is:

Year 2020	$44,988
	$44,988

Straight-line rent expense for the year ended December 31, 2019 was $121,182 and is included in the occupancy and equipment expenses in the accompanying Statement of Comprehensive Income.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight-line depreciation method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$206,271
Furniture and Equipment	3 – 7 years	26,363
Leasehold Improvements	7 years	0
		$232,634
Less – Accumulated Depreciation		(156,109)
Total		$ 76,525

Depreciation expense was $35,082 for the year December 31, 2019 and is included in the occupancy & equipment expenses in the accompanying Statement of Comprehensive Income.

NOTE F – ADVERTISING

The Company follows the policy of charging advertising to expense as incurred of amount of $75.

NOTE G - SUBSEQUENT EVENT

The Company has made a review of material subsequent events from December 31, 2019 through the date of this report which is the date the financial statements were available to be issued. There were no material subsequent events reportable during this period.

NOTE H – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2019. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2019.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors.

Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash includes US Currency in First Tech Bank Accounts and cash on hand.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Clearing Deposit	$ 57,106			$ 57,106
Marketable Securities	$319,534			$319,534
Other	$ 0			$ 0
Totals	$376,640	$0	$0	$376,640

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

Integral Financial, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2019

Integral Financial, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

Computation of Net Capital

Shareholder's Equity		$717,992
Non-Allowable Assets:		
Other Assets	($100,728)	
Total Non-Allowable Assets		($100,728)
Haircuts on Securities Positions:		
Securities Haircuts	($ 19,172)	($ 19,172)
Net Allowable Capital		$598,092

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate indebtedness	$ 226	
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$5,000	$ 5,000
Excess Net Capital		$593,092

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,386
Percentage of Aggregate Indebtedness to Net Capital	0.57%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2019	$598,092
Adjustments:	
Increase/(Decrease) in Equity	-
Increase/(Decrease) in Non-Allowable Assets	-
Increase/(Decrease) in Securities Haircuts	-
Net Capital per Audit	$598,092
Reconciled Difference	$ 0

Integral Financial, LLC

Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $598,092 which was $593,092 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.57%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The Company is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Integral Financial, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2019

Independent Public Accountants Review Report on Integral Financial, LLC's Exemption

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Integral Financial LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Integral Financial LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integral Financial LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Integral Financial LLC stated that Integral Financial LLC met the identified exemption provisions throughout the fiscal year ended December 31, 2019 without exception. Integral Financial LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integral Financial LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2020

Integral Financial, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Int.
致富證券

January 27, 2020

Michael Coglianese CPA, P.C.

125 E Lake St Suite 303,
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Integral Financial, LLC,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Frank Ho

Frank Ho
President
Integral Financial, LLC

01/27/2020

Date

San Jose Headquarter: 1072 S De Anza Blvd. Suite A205 San Jose CA 95129 Tel: 408-996-1118 Fax: 408-996-1116
www.infi.biz

Integral Financial, LLC

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

For the Year-Ended December 31, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of Integral Financial LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Integral Financial LLC and the SIPC, solely to assist you and SIPC in evaluating Integral Financial LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Integral Financial LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Integral Financial LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Integral Financial LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2020

Integral Financial, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

SIPC Reconciliation

Total revenue	$2,437,440
Deductions	341,086
SIPC net operating revenues	2,096,354
Amount due per general assessment @0.0015	$ 3,144
Less : Prior overpayment applied	($ 42)
	$ 3,102

Form	Filing Date	Check Number	Filed/Paid to	Amount Paid
SIPC 6	08/05/2019	ACH	SIPC	$ 651
SIPC 7	01/16/2020	ACH	SIPC	$2,451

Total amount paid	$ 3,102